                                                                    EXHIBIT (99)

                                     PART I
Item 1.   BUSINESS

INTRODUCTION

          PTI was organized in 1955 to provide telephone service to suburban and rural communities principally in the Pacific Northwest. Since that time, the Company has grown significantly through acquisitions and expanded its service offerings in several areas within the telecommunications industry. This expansion included the provision of long distance services in the State of Alaska, investments in cellular telephone operations and international communications, including the construction of a trans-Pacific fiber optic cable. Over the past few years, the Company's strategy has been to focus on its core business of providing local exchange service to suburban and rural markets and to divest its diversified portfolio of noncore businesses. This strategy is being implemented through the acquisition of LECs, the sale of certain international operations, the consolidation and sale of cellular holdings, and ongoing efforts to achieve a satisfactory restructuring of the Alaska long distance marketplace. With the completed sale of TRT and upon closing of the pending sale of two additional noncore operations, the Company will have exited from all of its material noncore businesses.

          PTI has been a majority-owned subsidiary of PacifiCorp since 1973. At December 31, 1993, PacifiCorp beneficially owned approximately 87 percent of PTI's common stock.


TELECOMMUNICATIONS OPERATIONS

     LOCAL EXCHANGE COMPANIES

          The Company's LECs operate under a common business name and logo, PTI Communications. This marketing concept was established in 1991 to create a unified identity for the local operations, improve communication with customers and assist in the marketing of new products and services. As one of the major independent telephone companies in the U.S., the Company's LECs provide both local telephone service and access to the long distance network for customers in their respective service areas. The Company presently operates 20 LECs within eleven states comprised of 398,700 access lines in 253 exchanges. The average number of access lines per exchange is approximately 1,576, reflecting the lower population density generally found in the Company's service areas which are rural in nature. The Company's largest exchange in terms of access lines is in Kalispell, Montana, which had 21,976 access lines at December 31, 1993. Service areas are located primarily in the states of Alaska, Montana, Oregon, Washington and Wisconsin. States also served, but to a lesser extent, include Colorado, Idaho, Iowa, Minnesota, Nevada and Wyoming. (See "Regulation - General.") The Company provides service to its suburban and rural customer base through centralized administrative services.

          During the five years ended December 31, 1993, the number of access lines served by the Company increased from 239,600 to 398,700. Approximately 69,000, 3,200 and 1,100 access lines were added in 1990, 1992 and 1993, respectively, as a result of the acquisitions of several LECs located in the Midwest. The LECs have also experienced strong internal access line growth in certain service areas, as evidenced by a five percent increase in access lines served during 1993. The Company anticipates that access line growth in the future will come from population growth in current service areas and acquisitions.


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          The Company's LECs have replaced virtually all of their
electromechanical switches with digital switches that provide significant space savings, higher reliability and expanded business and residential service capabilities. High volume traffic routes continue to be upgraded with fiber optic or digital microwave systems to meet customer needs for special services. The fiber optic systems provide increased transmission capabilities at a lower cost. Basic exchange telecommunications radio systems have been installed to provide local service to new and existing customers in more remote areas. The Company has nearly completed the conversion of all multi-party lines to single-party lines. Approximately one percent of the Company's access lines were multi-party at the end of 1993.

          The LECs have contracts with interexchange carriers under which the Company provides billing and collection services. During 1992, the Company signed an agreement to provide these services for AT&T through 2001, and an agreement with Independent NECA Services, a clearinghouse service bureau, to provide these services for other carriers for a minimum of two years. In Alaska, the Company's LECs have similar agreements with Alascom.

          In addition to its basic telephone service, the Company offered enhanced services, such as caller identification, name display, automatic call back, auto recall and call trace, to certain areas of Washington on a trial basis under the Custom Local Area Signaling Service (CLASS). The Company began providing these services in Washington on a permanent basis in January 1994 and plans to make enhanced services available on a trial basis to other service areas during 1994. The Company's existing switching equipment provides these services with minimal software and hardware enhancements. Some of the Company's switching equipment also has other enhanced service capabilities, such as voice messaging and call forwarding, that are being offered to certain of its customers in Washington. The LECs also sell and lease, on a nonregulated basis, customer premise (i.e., telephone) equipment primarily for use by residential customers. As part of this program, residential and business customers are offered maintenance services on a monthly fee basis.

          The Company continues to seek expansion of its local exchange operations through acquisition. In July 1993, the Company acquired Casco Telephone Company (Casco), an LEC in Wisconsin, for cash and shares of the Company's common stock aggregating approximately $4.7 million. The Company acquired shares in the market in an amount approximating those used in the acquisition. Casco has approximately 1,100 access lines, 1,100 cable television subscribers and 18,900 pro-rata cellular POPs in Wisconsin.

          In August 1993, the Company signed a definitive agreement with USWC under which the Company would acquire certain rural telephone exchange properties in Colorado. The properties represent 45 exchanges that serve approximately 50,000 access lines. The Company will pay approximately $207 million for these properties at closing, subject to a purchase price adjustment mechanism, based principally on the estimated book value of the assets to be acquired. Current estimates of book value indicate that the purchase price may be less than $207 million. The Company intends to fund the Colorado acquisition through external debt and internally generated funds. In an attempt to satisfy certain regulatory concerns in Colorado, the Company also entered into a construction contract with USWC in July 1993 that requires the Company to construct and upgrade plant in the properties subject to the agreement. Under the contract, the Company acts as general contractor for USWC. The construction and upgrade program will


                                      - 5 -

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accelerate single-party service and digital switching required by the CPUC.
During 1993, the Company spent $5.7 million under this contract. Expenditures of $28 million are projected to be made under the contract in 1994. If the transaction does not close, USWC is required to reimburse the Company for all of the Company's expenditures under the construction contract including interest.

          The Company filed an application for approval of the transaction with the CPUC in August 1993 and approval, with conditions, was received in early March 1994. The parties to the transaction are reviewing the conditions of the CPUC approval. The Company has also submitted filings with the FCC in which the Company has requested waivers from the FCC to reclassify the exchanges from USWC's study area in Colorado to the Company's study area in Colorado and to permit rate of return regulation on the exchanges being acquired. Approval of the study area waiver would qualify these exchanges for receipt of support from the USF, as the cost to provide service in these exchanges exceeds the national average. Approval of rate of return regulation would allow the Company to replace the incentive regulation adopted for these exchanges by USWC. (See "Regulation - Local Exchange Companies.") Certain local government approvals may also be needed. Transition planning efforts have commenced and the Company expects to close the transaction in late 1994.

          On March 15, 1994, the Company signed letters of intent with USWC to acquire certain rural exchange properties located in Oregon and Washington from USWC for $183 million in cash, subject to certain purchase price adjustments at closing. These properties represent 49 exchanges that serve approximately 34,100 access lines. Many of these exchanges are contiguous to or located near exchanges that the Company owns and operates in these states. The transaction is subject to negotiation of a definitive purchase agreement with USWC, which is expected to be completed in early April. Completion of the transaction will also be dependent on corporate, regulatory and governmental approvals, all of which should be received by late 1994 or early 1995. The Company expects to fund the acquisition of these properties through the issuance of external debt and the use of internally generated funds.


     LONG LINES

          Through Alascom, the Company provides intrastate and interstate MTS, WATS, private line, leased channel and other communications services within Alaska and between Alaska and the rest of the world. Alascom's facilities interconnect with 22 LECs and the military bases within Alaska and with the interstate and international long distance network. Virtually all services are provided in accordance with tariffs filed with the appropriate regulatory agencies. (See "Regulation - Long Lines - Interstate Revenues" for information concerning Alascom's settlements arrangement with AT&T for interstate services.)

          Alascom uses both satellite and terrestrial facilities in providing service. In August 1991, Alascom transferred all interstate MTS and certain interstate private line services from satellite facilities to the Alaska Spur. (See "Telecommunications Operations - Pacific Telecom Cable.") Satellite facilities continue to provide intrastate MTS, WATS and private line services, link remote areas of Alaska to the long distance network (both interstate and intrastate) and serve as alternate routing for vital customer services.


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          Alascom operates 17 satellite transponders on Aurora II, a communication satellite that replaced Alascom's original satellite in 1991. Alascom purchased one transponder in July 1993 and leases 16 transponders under an operating lease that expires in mid-1998. Telemetry, tracking, control and in-orbit protection services are provided under contract by GE American Communications, Inc. for the projected service life of the satellite.

          Alascom owns 168 satellite transmit and receive earth stations (including nine transportable earth stations), a 50 percent interest in 46 earth stations used generally for service throughout Alaska and 10 additional earth stations located in the lower 48 states, Hawaii, Panama, Russia and Saudi Arabia. Alascom routinely upgrades earth stations with digital technology to provide enhanced communication services. Approximately 70 percent of the earth station circuits are digital. Alascom has digital switching equipment located at its toll centers in Anchorage, Fairbanks and Juneau. It also owns and operates major terrestrial microwave systems (primarily digital) that provide communications between Anchorage and Fairbanks and Anchorage and the cities on the Kenai Peninsula. The microwave system also interconnects Anchorage with leased Canadian facilities at the Canadian border and with Haines, Juneau and Ketchikan in the rugged terrain of southeastern Alaska. Alascom owns and operates the communications system along the Trans-Alaska Pipeline that is used to monitor and control the flow of oil through the pipeline.

          Alaska's geographic location makes the state strategically important for the military. Alascom has numerous private line facilities serving the government, including several transportable earth stations used to support military communication needs. In 1993, the Company sold four transportable earth stations to the U.S. Department of Defense. Alascom continues to operate one transportable earth station in Saudi Arabia, which provides telecommunication services under an agreement with the U.S. Department of Defense. Alascom is participating in a joint venture providing international MTS and private line service to several locations in the eastern part of Russia.


     ALASKA MARKET RESTRUCTURING

          In 1985, the FCC established a Federal-State Joint Board (FCC CC Docket No. 83-1376) to review the interstate market structure of Alaska and to reconcile various existing and emerging federal policies affecting universal service, rate integration and competition. On October 29, 1993, the Federal-State Joint Board released a Final Recommended Decision (FRD), which proposed modifications to the existing structure for interstate service in and to Alaska. Among other matters, the FRD proposed termination of the JSA between Alascom and AT&T, effective September 1, 1995; the payment by AT&T to Alascom of $150 million for accelerated cost recovery in two equal installments of $75 million each on March 1, 1994 and September 1, 1995; a requirement that AT&T continue to utilize Alascom's facilities for the origination and termination of interstate traffic on a declining scale for a period of two and one-half years following termination of the JSA; and the creation by Alascom of an interstate tariff for carrier services based upon an as yet to be developed allocation of costs between rural and nonrural locations.

          On November 29, 1993, Alascom filed an Application for Review (Application) of the FRD with the FCC. In the Application, Alascom cited multiple substantive and procedural errors contained in the FRD, which it believes render the FRD legally defective and contrary to the public interest.


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AT&T and GCI subsequently made filings in opposition to Alascom's Application.
To date, the FCC has taken no action on either the FRD or Alascom's Application. By statute, the FCC has the sole and final authority with respect to issues in this proceeding, and may adopt, modify and adopt, or reject the FRD. As a practical matter, since a majority of the FCC Commissioners sit on the Joint Board, final actions taken by the FCC often reflect the recommendations of the Joint Board.

          On October 12, 1993, the Company and AT&T entered into an agreement, under which the parties may exchange proprietary information relating to Alascom's structure and operations. The purpose of the agreement was to promote the possibility of a negotiated resolution of some or all of the outstanding issues relating to the JSA and the restructuring of the Alaska interstate market. Under the terms of the agreement, the substance and progress of any negotiations between the parties are generally not disclosable. Alascom continues its efforts to correct perceived errors in the FRD and to achieve a satisfactory alternative resolution to the Alaska interstate market issues, but is unable to predict the outcome of this matter.



     CELLULAR OPERATIONS

          The Company's wholly-owned subsidiary, PT Cellular, is a holding company with subsidiaries in Alaska, Michigan, Minnesota, Oregon, South Dakota, Washington and Wisconsin. The Company has ownership interests with respect to 29 MSAs and RSAs and manages 11 of these interests in Alaska, Michigan, South Dakota and Wisconsin. The Company also manages five other RSA interests in Minnesota. Revenues from cellular operations represented approximately two percent of total Company revenues in 1993.

          Cellular mobile telephone service is being provided or developed in areas designated as RSAs or MSAs within boundaries defined by the FCC. Cellular systems provide local and long distance telephone services through mobile radio telephones (cellular phones) that are generally either hand-held or mounted in vehicles. These cellular phones transmit and receive radio signals to and from transmitter, receiver and signaling equipment (cell sites). Cell sites in an RSA or MSA are located in a manner that will allow for the most complete coverage of an area. Each cell site is connected to a switching facility that controls the cellular system of the specific RSA or MSA and connects the cellular customer to the conventional wireline local and long distance telephone networks or to other cellular phone users in the area.

     The following table sets forth the Company's POP ownership by state as of December 31, 1993.


                                             NON-
          STATE          CONTROLLED(1)    CONTROLLED          TOTAL
          -----          ----------       ----------       ----------
          Alaska           201,000             -             201,000
          Michigan         315,000             -             315,000
          Minnesota            -            23,567            23,567
          Oregon               -            96,194            96,194
          South Dakota      16,147             -              16,147
          Washington           -            44,819            44,819
          Wisconsin        688,646         627,407         1,316,053
                         ---------         -------         ----------
              Total      1,220,793         791,987         2,012,780
                         ---------         -------         ----------
                         ---------         -------         ----------

       (1) Represents interests with respect to RSAs and MSAs where the Company has an ownership position and manages the operations.


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          The Company plans to increase its ownership interests in certain cellular properties in order to achieve ownership control and to consolidate the Company's cellular service areas into larger contiguous units for operating efficiencies. This plan may be accomplished through the exchange of existing cellular interests and/or future acquisitions. In 1993, the Company sold its interests in an RSA where it had a noncontrolling position and exchanged an RSA where it had a controlling position. In 1993, the Company also increased its ownership interests in an RSA and gained a controlling interest in an MSA, both of which are in Wisconsin. The Company recognized after-tax gains on these transactions totaling $.8 million. The Company has budgeted $17.9 million for the development of cellular operations over the next three years.

          In 1993, the Company obtained 18,900 pro-rata POPs through an LEC acquisition in Wisconsin and another 75,150 POPs in Wisconsin through the purchase of certain cellular ownership interests. All of the cellular properties in which the Company has an ownership interest are operational. Customers served by the cellular operations controlled by the Company increased 65 percent in 1993, 70 percent in 1992 and 100 percent in 1991.


     PACIFIC TELECOM CABLE

          PTC, which is owned 80 percent by PTI and 20 percent by Cable & Wireless plc (C&W), a United Kingdom corporation, is involved in the operation, maintenance and sale of capacity of a submarine fiber optic cable between the U.S. and Japan, known as the North Pacific Cable. The eastern end of the cable is operated by PTC. The western end is operated by International Digital Communications, Inc. (IDC), a Japanese corporation. Major IDC shareholders include C. Itoh & Co., Ltd, Toyota Motor Corporation, Pacific Telesis International and C&W.

          The North Pacific Cable is the first submarine fiber optic cable to provide direct service between the U.S. and Japan. In addition, through the Alaska Spur, it provides the first digital fiber optic link between Alaska and the lower 48 states. Service between the U.S. and Japan is carried on three, 420 Mbit/s digital fiber optic pairs, providing a total capacity of 1,260 Mbit/s. Service between Alaska and the lower 48 states is carried on one, 420 Mbit/s digital fiber optic pair. On the eastern end, the cable lands at Pacific City, Oregon and Seward, Alaska. From the landing stations, traffic is transmitted to carrier access centers near Portland, Oregon and Anchorage, Alaska for interconnection with digital communications facilities serving the lower 48 states and Alaska and with facilities transmitting traffic to foreign countries. In 1991, PTC sold capacity on the Alaska Spur and capacity in the landing station facilities at Pacific City, Oregon and Seward, Alaska to Alascom for approximately $56 million. In December 1992, Alascom sold 11 percent of the Alaska Spur's capacity to GCI. On the western end, the cable lands at Miura, Japan, and traffic is transmitted to IDC's carrier access centers in Tokyo, Yokohama and Osaka for interconnection with Japanese domestic service providers. For service to points beyond Japan, IDC has constructed a 75-mile submarine cable from Miura to Chikura where it interconnects with other international cables. IDC also participates in the Asia Pacific Cable system that links Miura with Hong Kong, Singapore, Taiwan and Malaysia.

          Construction and laying of the North Pacific Cable were completed in December 1990, the system was made available for commercial traffic in May 1991 and final system acceptance occurred in November 1991. Forty-one private and


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government-owned telecommunications firms representing 25 countries have purchased approximately 51 percent of the cable's 17,010 circuit capacity. PTC recognized revenues of $4.9 million in 1993, $10.8 million in 1992 and $30.9 million in 1991 related to cable and backhaul capacity sales, excluding the Alaska Spur revenues.

          The cable system is operating under a warranty of one to eight years depending on the component of the system. The cable contractor has agreed to certain remedies, including providing industry support programs and enhanced repair arrangements. The Company reduced the cable inventory carrying value by $19.2 million in 1993 as a result of the agreement with the cable contractor and increased cash and accounts receivable by a corresponding aggregate amount.

          PTC continues to market the remaining 49 percent of unsold capacity. Marketing efforts have included the completion of tests demonstrating the feasibility of transmitting international high-quality television signals via fiber optics using the North Pacific Cable. Based on the Company's estimates of growth in trans-Pacific demand for communications capacity and the availability of other sources of capacity over the next five years, PTC believes that a majority of the remaining capacity can be sold in that time frame.

          PTC, IDC and C&W (Founders) are responsible for procuring maintenance for the North Pacific Cable and have renewed the existing maintenance arrangements with Cable & Wireless (Marine) Limited for an additional five-year period beginning in April 1994. Thereafter, the contract has annual renewal options for up to five years. The Founders continue to seek arrangements for a maintenance vessel to be available for service on the western end of the cable. The majority of maintenance service costs are passed on to owners of capacity on the cable.

          PT Transmission provides restoration services for the eastern end of the North Pacific Cable under the terms of its tariff. In the event of a cable failure, restoration services are provided via a PT Transmission satellite earth station located at Moores Valley, Oregon.


     INTERNATIONAL COMMUNICATIONS

          Since 1990, the Company had reported ICH as a discontinued operation for financial statement reporting purposes. In October 1993, the Company purchased the remaining minority interest in ICH, which held investments in international telecommunications subsidiaries, including TRT. TRT provides international record messaging, message telephone and private line service between the U.S. and foreign countries, as well as special domestic communications services. The 14.9 percent minority interest in ICH was purchased from a subsidiary of France Cables et Radio.


          On September 23, 1993, the Company completed the sale of TRT, the major operating subsidiary of ICH, and a smaller subsidiary, to IDB for 4.5 million shares of IDB common stock and $1 million in cash. The agreement provided for the transfer of certain tangible assets and lease obligations from TRT to ICH. Based on the market value of IDB stock at closing, the Company recognized an after-tax gain from discontinued operations of $60.4 million on the sale of TRT and the smaller subsidiary. The IDB common stock was registered and sold in a secondary public offering in November 1993 and the Company received $45 per share before commissions and expenses. The $190.9 million in proceeds received by ICH


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from the sale of IDB stock was paid to PTI in the form of intercompany note repayments and dividends. PTI used these funds to reduce its long-term and short-term debt. (See Notes 3, 4 and 12 to the Consolidated Financial Statements incorporated herein by reference.)


     OTHER COMMUNICATIONS SUBSIDIARIES AND PARTNERSHIPS

          In May 1984, the Company entered into a 50 percent partnership, Bay Area Teleport, involved in designing, constructing, operating and marketing a regional microwave system and satellite earth station complex near San Francisco, California. During 1991, the partnership was restructured. Under the restructure agreement, the Company received 100 percent of Bay Area Teleport, which is currently held by PTI Harbor Bay, Inc., a wholly-owned subsidiary. After the restructure, Bay Area Teleport was reorganized into two corporations, Niles Canyon Earth Station, Inc. (Niles Canyon), which provides satellite uplink and downlink services, and Bay Area Teleport, Inc., which provides transmission services principally in the greater San Francisco Bay Area. In the transaction involving the sale of TRT, the Company also sold Niles Canyon to IDB. Proceeds related to the sale of the IDB stock received in exchange for the stock of Niles Canyon amounted to $4.3 million. (See "Telecommunications Operations - International Communications" concerning this transaction.)

          The Company also owns Upsouth Corporation (Upsouth), which owns an earth station complex near Atlanta, Georgia and another near Carteret, New Jersey.

          In October 1993, the Company agreed to sell PTI Harbor Bay and Upsouth to IntelCom Group, Inc. (IntelCom:ITR) for 853,147 shares of IntelCom stock and $.2 million in cash. The Company will also receive at least 250,000 more shares of IntelCom common stock in lieu of debt that will not be assumed by the purchaser. The Company will be granted certain demand and piggyback registration rights for the IntelCom stock it receives and expects the transaction to close in the first half of 1994. Based on recent prices for IntelCom stock, the Company could record a pre-tax gain ranging from $7 million to $10 million on this transaction, excluding selling commissions and other expenses. The actual gain or loss realized will be dependent on IntelCom's stock price when the shares are sold. The transaction is subject to necessary regulatory approvals. IntelCom provides alternative local network access, local area networks and systems integration, as well as operating a full-service domestic and international satellite uplink teleport.

          In 1989, the Company acquired three AM/FM combination radio stations in Oregon, Nevada and Idaho in an effort to protect an investment made when the Company was investing in non-telecommunications businesses. In 1992, the AM radio station in Idaho was contributed to an institution of higher education. The Company also has signed a letter of intent to sell the FM station in Idaho and is waiting for regulatory approval of the sale, which is expected to close in the first half of 1994.


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REGULATION

     GENERAL

          Alascom and the Company's LECs operate in an industry that is subject to extensive regulation by the FCC and state regulatory agencies. Virtually all services, both local and long distance, are provided in accordance with tariffs filed with the appropriate regulatory agencies. The telecommunications industry continues to undergo change as a result of a series of regulatory and judicial proceedings regarding the deregulation of certain aspects of the industry. The FCC and some state regulatory agencies are exploring alternative forms of regulation that depart from traditional rate of return regulation for telecommunications companies. These alternatives include possibilities of opening local exchange franchises to encourage greater competition. The effects of any such alternative form of regulation on the Company's LECs is uncertain.

          Interstate and certain international services provided by Alascom are governed by tariffs filed with the FCC. The Company's LECs are governed by tariffs filed with the FCC for interstate access services provided to interexchange carriers. The FCC also licenses other aspects of the Company's telecommunications operations, including the construction and operation of its microwave, cable and radio facilities and its satellite and earth stations.

          As part of its regulation, the FCC prescribes a Uniform System of Accounts (USOA) that dictates the account structure and accounting policies used by both Alascom and the LECs. The FCC also establishes the principles and procedures (separations procedures) that allocate telephone investment, operating expenses and taxes between interstate and intrastate jurisdictions for the Company's LEC operations and Alascom. Generally, the state regulatory agencies have adopted the USOA and the principles and procedures prescribed by the FCC.

          To discourage carriers from subsidizing the cost of nonregulated business activities and to protect customers from unjust and unreasonable rates, the FCC and certain state regulatory commissions have adopted accounting and cost allocation rules for segregating the costs of regulated services and nonregulated services. The rules are based on fully distributed costing principles. In addition to segregating costs, the accounting policies prescribe guidelines for recording transactions between affiliates, require monitoring of jurisdictional earnings of various services and set forth a process for auditing the allocation procedures.

          The Company's cellular interests are regulated by the FCC with respect to the construction, operation and technical standards of cellular systems and the licensing and designation of geographic boundaries of service areas. Certain states also require operators of cellular systems to satisfy a state certification process to serve as cellular operators.


     LOCAL EXCHANGE COMPANIES

          The facilities of the Company's LECs are used principally to provide local telephone service and customer access to the long distance network. The costs of providing services are allocated between the interstate and intrastate jurisdictions.

          Interstate service costs (both traffic sensitive and nontraffic sensitive) are recovered through an access charge plan under which LEC and NECA tariffs filed with the FCC allow for charges to interexchange carriers for access


                                     - 12 -

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to customers. The traffic sensitive costs are recovered either directly through access charges or through settlements with NECA. The nontraffic sensitive portion (subscriber loop) of these interstate-related costs is recovered through a settlement process with NECA. The nontraffic sensitive revenue pool administered by NECA is funded by a subscriber line charge to individual customers, interexchange carrier access charges and long-term support payments by nonpooling LECs. Since January 1, 1991, the interstate rate-of-return authorized by the FCC for LECs' interstate access services, has been 11.25 percent. The USF administered by NECA compensates companies whose nontraffic sensitive costs per subscriber are greater than an established threshold over the national average. Due to the suburban and rural nature of its operations, most of the Company's LECs receive this compensation, as the cost of providing local service in rural areas generally exceeds the national average.

          In November 1993, based on a concern over recent growth in the size of the USF, a Federal-State Joint Board issued a recommended decision to the FCC proposing the adoption of interim USF rules. These interim rules recommend that an indexed cap be placed on USF growth to allow the USF to grow at a rate no greater than the rate of growth in the U.S.'s total working local loops. The interim rules are intended to allow moderate growth in the total level of the USF while the FCC and the Federal-State Joint Board undertake a re-evaluation of the USF assistance mechanism. The Federal-State Joint Board proposed that the interim rules remain in effect for two years. The FCC adopted the Joint Board recommendation at the end of 1993. As most of the Company's LEC operations receive USF compensation, significant changes to the USF assistance mechanism could affect the Company's future results. The Company believes that placing the indexed cap on USF growth may have a negative impact on the Company's revenues, but the impact is not expected to be material. In addition, the Company may request a revenue increase at the state level to offset some or all of the lost assistance where USF proceeds are used to maintain lower rates.

          As an alternative for rate-of-return regulation, the FCC adopted optional incentive regulation for LECs beginning in 1991. Due to specific constraints, including the requirement that all LECs under common ownership must adopt incentive regulation when it is adopted by any LEC in the group, it is unlikely that the Company will adopt this form of regulation in the near future. NECA has recently filed with the FCC its own recommendation for an incentive regulation plan. The Company intends to monitor the progress of NECA's efforts and evaluate its options if an alternative regulation plan is implemented.

          In September 1993, the Company filed, in compliance with FCC Docket No. 91-213, to restructure its interstate switched access transport prices consistent with the related proposal of the Telephone Utilities Exchange Carrier Association, which was ultimately approved by the FCC in December 1993 and made effective January 1, 1994. The local transport restructure proceeding accomplished a further unbundling of exchange carrier switched access services. The new structure is expected to promote network efficiency by moving access prices for local transport closer to cost.

          In 1993, the Wisconsin Public Service Commission (WPSC) mandated a new service, effective December 1, 1993, called Extended Community Calling (ECC). This service extends local calling areas to allow customers to reach their local areas of interest without incurring long distance charges, even if exchange boundaries are crossed. These areas of interest generally extend 15-miles from


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the customer's home exchange. The Company believes that ECC will cause immaterial reductions in the Company's billing and collection revenues and access revenues, which reductions are expected to be offset in part by ECC revenues.

          In Washington, a process was started in 1990 to restructure rates to allow the conversion of all multi-party to single-party lines, to eliminate touchtone charges and to offer certain customers Extended Area Service (EAS). In August 1993, the Company proposed additional revisions to rates for further extension of EAS to substantially all of its Washington customers. By the end of 1994, all lines in Washington are expected to be single-party, with approximately 98 percent having EAS capabilities. In May 1993, toll free calling was implemented for the entire Flathead Valley in Montana. Evolution to single-party service in Montana was completed during 1993. These changes are not expected to have a significant effect on the financial results of the Company.

          The Company received authorization from the Oregon Public Utilities Commission to implement revised depreciation rates retroactive to January 1, 1993. This adjustment increased the depreciation rate and increased operating expenses by $2.2 million. In addition, the Company has a depreciation study on file with the WUTC for its LEC operations in the state of Washington. The Company is in negotiation with the WUTC to resolve issues relating to the proposed depreciation rate increase. The Company has also agreed to provide a depreciation study to the APUC.


     LONG LINES - INTERSTATE REVENUES

          Alascom's interstate MTS and WATS revenues are presently derived through the JSA with AT&T providing for cost-based settlements determined in accordance with historical practices and regulatory procedures. The entire Alaska interstate long distance market, including these procedures and the settlement arrangement, have been under review by a Joint Board for several years. Prior to 1991, AT&T, GCI and Alascom submitted proposals to the Joint Board recommending alternative market structures in Alaska. None of these proposals were acted upon by the Joint Board or the FCC. In December 1991, the Company and AT&T signed an agreement to transfer to AT&T the provision of interstate and international MTS and WATS services then currently provided in Alaska by Alascom. This agreement terminated in January 1993 without implementation. In October 1993, the Joint Board issued a final recommendation concerning the restructuring of the interstate telecommunications market for Alaska. That recommendation is awaiting FCC action. (See "Telecommunications Operations - Alaska Market Restructuring.")


     LONG LINES - ACCESS CHARGES

          While Alascom's interstate MTS and WATS revenues continue to be determined under the JSA with AT&T, Alascom purchases access to the local network under an access tariff and billing and collection services under a separate contract. These charges for interstate access services are determined using access charge procedures used by LECs in the contiguous 48 states. (See "Regulation - Local Exchange Companies.") Interstate access charges and billing and collection charges are included under the JSA with AT&T.

          Alascom makes payments for intrastate access charges through a state access tariff. The access charge system was implemented in 1991 to accommodate intrastate competitive entry. (See "Competition - Long Lines - Intrastate.")

The Alaska Exchange Carriers Association coordinates the filing of access tariffs and the pooling of costs. The adoption of intrastate access charges has had no material adverse effect on the Company's results of operations. Alascom purchases intrastate billing and collection services under a separate contract.


     LONG LINES - ALASKA SPUR

          In November 1989, Alascom filed an application with the FCC seeking authorization to acquire the Alaska Spur. (See "Telecommunications Operations
- -Pacific Telecom Cable.") On May 13, 1991, the FCC granted Alascom authorization to acquire and operate the Alaska Spur, subject to certain conditions. Alascom requested the FCC to issue a revised order without the conditions and did not accept the authorization. Subsequently, the FCC issued temporary authorization for Alascom to acquire and operate the Alaska Spur, subject to periodic renewal. The Alaska Spur was placed into service in August 1991. The request for reconsideration of the order is still pending before the FCC. The FCC has granted Alascom a renewal of the temporary authorization through August 8, 1994. In December 1992, Alascom sold 11 percent of the Alaska Spur's capacity to GCI.


COMPETITION

     LOCAL EXCHANGE COMPANIES

          The Company's LECs have experienced little competition in providing basic services, primarily due to the suburban and rural nature of their service territories. Competition from the development of alternative networks by other carriers and of private networks (bypass) by government agencies and large corporate customers has resulted in minor diversions of traffic from the Company's LECs. To date, the Company has also experienced little competition from cable TV providers and wireless technologies. Competition from these sources may increase if regulators open basic telephone service to cable TV operators and as wireless technologies advance. However, investment by others in facilities will be required to provide competitive service and these investments will be based on appropriate economic opportunities and demand for such services. The Company believes it is well positioned to meet this type of competition and that price and service are the significant competitive factors in dealing with alternative networks, bypass and other forms of competition.

          With respect to access service, the Company's LECs may face competition from several sources in the future. Alternative or competitive access carriers (CAPs) have, in various parts of the country, constructed facilities which bypass those of the local exchange carrier to provide access between customers and interexchange carriers. The location and extent of such activity is determined by a number of factors, including applicable state and federal regulatory policies, and economic and market conditions in the area. A number of interexchange carriers have also announced or implemented programs to construct facilities which bypass those of local exchange companies. AT&T has entered into an acquisition agreement with a major cellular company, McCaw Cellular Communication, in part for the apparent purpose of reducing its dependence upon local exchange companies for access services. MCI has announced a program for construction of facilities in twenty major metropolitan areas, also for the purpose, in part, of reducing its dependence upon local exchange companies for access services.

          The Company believes that the activities of CAPs and the major interexchange carriers, at present, do not pose a direct, material threat to the Company's revenues due to the rural nature of its operations. The Company anticipates that competition in services and facilities will evolve over time in its LEC service areas. The Company is reviewing the potential effect such competitive activity may have on its operations and is analyzing ways to benefit from changes which may occur as competition increases.


     LONG LINES - INTERSTATE

          In 1982, the FCC authorized a variety of carriers to provide interstate services in Alaska in competition with Alascom. GCI, a carrier providing private line, MTS and WATS equivalent services to and from Alaska, attracted a significant number of customers as LECs converted to equal access in Anchorage, Fairbanks, Juneau and other areas. Although rates were a significant competitive issue during the introduction of equal access, the rate advantage enjoyed by GCI prior to rate integration was reduced with the integration of toll rates in January 1987 and subsequent nationwide annual rate reductions through 1990. As a result of these rate reductions and other factors, Alascom has experienced growth in interstate billed minutes of 6.2 percent in 1993, 11.9 percent in 1992 and 10.4 percent in 1991. The Company believes that with minimal rate differences, service is currently the predominant competitive factor in the Alaska interstate market.

          In January 1990, GCI filed a petition for rulemaking with the FCC seeking to abolish the present prohibition against construction of duplicate earth station facilities in rural Alaska. GCI stated that it desired to extend its services to rural Alaska over a five-year period. Alascom opposed GCI's petition, as being contrary to the public interest. The FCC has taken no action with regard to the GCI petition.


     LONG LINES - INTRASTATE

          In 1990, the Alaska Legislature enacted legislation that authorized intrastate competition and the APUC established specific regulations for competition that allowed facilities-based competition in some areas, but prohibited construction of duplicative facilities in most remote locations. The APUC also designed a competitive framework under which high costs of providing service in rural locations are shared by Alascom and its competitors through the LEC access charge pooling mechanism.

          Intrastate competition in Alaska commenced in May 1991. Competition has been introduced in approximately 90 percent of the Company's intrastate market. The Company's intrastate long distance service revenues, net of related access charges, accounted for approximately five percent of the Company's total revenues for 1993 and six percent in 1992 and 1991. As a result of competition, intrastate minute volumes increased 1.7 percent in 1993 and decreased 7.3 percent in 1992 and 4.9 percent in 1991. The Company has mounted a marketing campaign in response to this competition and believes that price and service are the significant competitive factors in this market.

     CELLULAR OPERATIONS

          Under FCC guidelines, two licenses were granted in each MSA and RSA to provide cellular service. All of the MSAs and RSAs in which the Company has an ownership interest are operational. The Company believes that price and service are significant competitive factors in the cellular market. A competitive threat to cellular operations from other wireless communications technologies also exists. This threat may increase as these technologies are developed in the future.

          In September 1993, the FCC allocated 160 megahertz (MHz) of spectrum for Personal Communications Services (PCS). The FCC created seven licensed frequency blocks representing 120 MHz of spectrum and identified 40 MHz of spectrum for unlicensed PCS. The licensed spectrum was channelized into two 30 MHz blocks, one 20 MHz block and four 10 MHz blocks. The FCC defined the PCS license areas based on 51 Major and 492 Basic Trading Areas (MTA and BTA, respectively), as defined by Rand McNally. PCS licenses will be awarded through an auction process starting not earlier than May 1994. The Company's cellular operations are eligible to participate in the PCS auction subject to certain limitations established by the FCC. The PCS license term is set at 10 years with requirements to cover 33 percent of the POPs within five years, 67 percent within seven years and 90 percent of the POPs within ten years. The Company is monitoring PCS developments and evaluating its alternatives under the proposed PCS licensing rules.


     CABLE OPERATIONS

          The North Pacific Cable is currently the only operating cable between the U.S. and the western Pacific that has available capacity for sale. AT&T placed a cable into service between the U.S. and Japan in late 1992. This cable competed directly with the North Pacific Cable for subscribers. AT&T has stated that all capacity on its cable has been subscribed. AT&T has announced plans for an additional cable system between the eastern and western Pacific for completion in the period from 1995 to 1997. The North Pacific Cable also competes with available capacity on international satellites.


ENVIRONMENT

          Compliance with federal, state and local provisions relating to protection of the environment has had no significant effect on the capital expenditures or earnings of the Company. Future effects of compliance with environmental laws are not expected to be material, but environmental laws could become more stringent over time.


EMPLOYEES

          At December 31, 1993, the Company had 2,834 employees, approximately 41 percent of whom were members of seven different bargaining units. These units are represented by one of the International Brotherhood of Teamsters, the International Brotherhood of Electrical Workers, Communication Workers of America or the NTS Employee Committee. During 1993, negotiations were completed on two collective bargaining agreements governing 144 employees. Negotiations on six contracts covering 1,180 employees are planned in 1994. Relations with represented and non-represented employees continue to be generally good.

CONSTRUCTION PROGRAM

          The Company financed its 1993 construction program primarily through internally generated funds. Construction expenditures for 1993 and estimated expenditures for 1994 through 1996, excluding expenditures for the construction contract with USWC amounting to $5.7 million in 1993 and estimated at $28 million for 1994, are as follows (in millions):


                                                           Plan
                                        ----------------------------------------
                         1993             1994             1995            1996
                         ----             ----             ----            ----
LECs                   $ 73.7           $ 79.6           $ 98.4          $ 94.2
Long Lines               17.9             28.6             12.2            10.5
PT Cellular               7.4              6.8              5.8             5.3
Other                     3.6              8.8              2.4             2.2
                        -----            -----            -----           -----
    Total              $102.6           $123.8           $118.8          $112.2
                        -----            -----            -----           -----
                        -----            -----            -----           -----

The estimates of construction costs set forth above are subject to continuing review and adjustment. The Company anticipates that it will be able to finance substantially all of its construction programs for 1994 from internally generated funds. Estimated increases in LEC construction expenditures in 1995 and 1996 relates mainly to the acquisition of USWC properties in Colorado anticipated at the end of 1994.


ACQUISITION PROGRAM

          The Company expects to complete additional acquisitions as attractive opportunities become available. The Company's strategy is to acquire rural or suburban local exchange properties with operating characteristics similar to existing properties of the Company. These opportunities will allow the Company to leverage LEC investments by providing data processing and administration through its centralized systems. The Company seeks to realize economies of scale through these acquisitions, particularly where the properties are near the Company's current operations or are of sufficient size to support moving into a new geographic area. (See "Item 1. Business - Telecommunications Operations - Local Exchange Companies" for information regarding pending acquisitions of USWC properties in Colorado, Oregon and Washington.)


Item 2.   PROPERTIES

          The telephone properties of the Company's LECs include central office equipment, microwave and radio equipment, poles, cables, rights of way, land and buildings, customer premise equipment, vehicles and other work equipment. Most of the Company's division headquarters buildings, telephone exchange buildings, business offices, warehouses and storage areas are owned by the Company's LECs and are pledged to secure long-term debt. In addition, certain of the LECs' microwave facilities, central office equipment and warehouses are located on leased land. Such leases are not considered material, and their termination would not substantially interfere with the operation of the Company's business. (See "Item 1. Business - Telecommunications Operations - Local Exchange Companies" for information regarding the states in which the Company has LEC operations.)

          The properties of Alascom include toll centers with toll switching facilities, microwave and radio equipment, satellite transmit and receive earth stations, submarine cables (including the Alaska Spur), land, warehouse and administrative buildings, as well as transportation and other work equipment. Although Alascom owns most of its buildings, much of its telecommunications equipment is located on leased property. In addition, Alascom leases certain microwave and satellite circuits to carry both interstate and intrastate communications. The Company owned 16 transponders on Aurora II until October 1992 when the transponders were sold and leased back on an operating lease basis for a 69-month period. Aurora II was launched in May 1991 to replace the Company's original satellite and was placed in service in July 1991. The Company purchased and placed in service one additional transponder on Aurora II in 1993. (See "Item 1. Business - Telecommunications Operations - Long Lines" for information concerning other properties of Alascom.)

          PT Cellular's subsidiaries are partners in partnerships that own or lease switching facilities, cell site towers, cell site radio equipment and other equipment required to furnish cellular service to the areas they serve. (See "Item 1. Business - Telecommunications Operations - Cellular Operations" for information regarding the states in which the Company has cellular operations.)

          The properties of PTC and PT Transmission include a satellite transmit and receive earth station, located at Moores Valley, Oregon, fiber optic cables, land, buildings, operating facilities and business offices, all of which are owned. In addition, PTC leases a duplicate cable for backup between Pacific City, Oregon and Portland, Oregon and business office space. PTC also holds in inventory its portion of the unsold capacity in the North Pacific Cable and backhaul facilities.

          Almost all the properties of ICH were sold in 1993 to IDB. However, ICH owns land, buildings and office equipment in Florida. ICH is obligated under a lease for office space in Washington D.C., which housed TRT's administrative offices. ICH is actively pursuing the lease or sublease of these properties. ICH has leased the Florida building and equipment to IDB for three years with renewal options for an additional four years. (See Item 1. "Business - Telecommunications Operations - International Communications" for information concerning the sale of ICH's major operating subsidiary to IDB.)

          The Company's executive, administrative, purchasing and certain engineering functions are headquartered in Vancouver, Washington. The Company has a 50 percent ownership interest in its headquarters building and, through a long-term lease, occupies approximately 72 percent of the 225,000 square-foot building. The Company leases most of the equipment used in conjunction with providing data processing services.

                                    PART I

ITEM 1.  BUSINESS


     GENERAL

     PacifiCorp Financial Services, Inc. (the "Company") is a holding company with four principal business segments - Financial Services, Real Estate, and, as a result of problem loan situations, Manufacturing and Agriculture. These business segments conform to the definitions provided by Statement of Financial Accounting Standards No. 14 - "Financial Reporting of Segments of a Business Enterprise." Financial information concerning these segments can be found in the Company's Consolidated Financial Statements and Notes thereto.

     The Company is a wholly-owned subsidiary of PacifiCorp Holdings, Inc. ("Holdings"), which is, in turn, a wholly-owned subsidiary of PacifiCorp. PacifiCorp is a Portland, Oregon-based electric utility, conducting retail electric utility operations under the names of Pacific Power & Light Company and Utah Power & Light Company. The common stock of PacifiCorp
     (PPW) is traded on the New York Stock Exchange and the Pacific Stock Exchange. Holdings was incorporated in Delaware in 1984 for the purpose of holding the non-electric subsidiaries of PacifiCorp. In addition to owning 100% of the Company's common stock, Holdings owns approximately 87% of the common stock of Pacific Telecom, Inc. ("Pacific Telecom"). The common stock of Pacific Telecom (PTCM) is traded on the national over-the-counter market. Pacific Telecom provides local telephone and access services in Alaska, seven other western states and three midwestern states; long-distance voice and data services in Alaska; cellular mobile telephone services; and is also involved in the sale of capacity in and operation of a submarine fiber optic cable between the United States and Japan.

     The Company was incorporated in the State of Oregon in 1949 and was acquired by Holdings in September 1985. The Company's principal executive offices are located at 825 N.E. Multnomah, Suite 775, Portland, Oregon 97232, and its telephone number is (503) 797-7200.


     STRATEGY

     To achieve PacifiCorp's strategic objective of significantly reducing the Company's financial services assets, the Company expects to sell substantial portions of its assets. The Company presently expects to retain only its tax advantaged investments in leveraged lease assets (primarily aircraft and project finance) and affordable housing projects (included with real estate). As a result, the Company expects to substantially reduce its workforce during 1994. For further discussion of the impact of the Company's strategic direction, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

     BUSINESS SEGMENTS

     FINANCIAL SERVICES

     AVIATION FINANCE

     The Company has been a financier to the aviation industry since 1985. However, as a result of the desire of PacifiCorp to reduce financial services assets, the Company has made only limited new investments in aircraft or loans relating to aircraft since 1991. The Company's portfolio consists primarily of Stage III noise compliant aircraft, both narrow and widebody (at December 31, 1993, approximately 90% of the Company's portfolio investment was Stage III noise compliant). At December 31, 1993, the Company's Aviation Finance portfolio had total assets of $454.3 million (52 aircraft, one of which was held in inventory at December 31 but subsequently leased in February 1994), representing approximately 40% of the Company's consolidated assets.


     COMPUTER LEASING

     In late 1992, the Company began conducting its computer leasing activity through a 50% owned corporation, Pacific Atlantic Systems Leasing, Inc. ("PASLI"). PASLI is owned by PacifiCorp Capital, Inc., a wholly-owned subsidiary of the Company, and Bell Atlantic Systems Leasing, Inc. In addition to being the vehicle for these shareholders to conduct all computer leasing business activities, PASLI manages both shareholders' preexisting computer leasing portfolios. PASLI also provides equipment trading, syndication and systems integration for both mainframe and mid-range systems. At December 31, 1993, Computer Leasing had a portfolio of $87.6 million, including its $31.2 million investment in PASLI, representing approximately 7.7% of the Company's consolidated assets.


     OTHER FINANCIAL SERVICES

     Other Financial Services includes centralized credit administration and asset management for the Company. Although no longer originating new business, the Company continues to manage its remaining asset-based lending portfolio, which includes revolving lines of credit secured by accounts receivable and inventory, intermediate term loans secured by plant and equipment, and unsecured or partially secured cash flow-based loans to its existing customers. These customers are manufacturers and operators in various industries and other owners of capital equipment. Other Financial Services also includes the Company's project finance investments, which include a polymer plastics complex and an undivided interest in a traditional coal-fired power plant. At December 31, 1993, Other Financial Services had a portfolio of $212.9 million, or approximately 18.8% of the Company's consolidated assets.


     REAL ESTATE

     AFFORDABLE HOUSING GROUP

     The Company has historically focused on investing in apartment housing projects that are eligible for the federal low income housing tax credit. At December 31, 1993, the Company had investments in 14 projects consisting of 2,895 rental units, which were approximately 96% occupied. These projects, which are generally suburban, garden style apartment complexes, are located throughout the United States. In February 1993, the Company successfully completed its first syndication of an approximate 80% interest in three projects for $11.6 million in cash. The Company expects to complete similar transactions in the future. Further information related to these tax credits can be found in Note 12 to the Company's Consolidated Financial Statements. At December 31, 1993, Affordable Housing assets totaled $139.7 million, representing approximately 12.3% of the Company's consolidated assets.


     PACIFIC DEVELOPMENT, INC. ("PDI")

     PDI owns and manages several office buildings (in aggregate, approximately 1,019,000 square feet), in which the Company and PacifiCorp are significant tenants. At December 31, 1993, these buildings were approximately 97% occupied. PDI also owns other developed and undeveloped property in the east side business district of Portland, Oregon, known as the Lloyd District. During the past few years, PDI has sold certain of its Lloyd District properties and will continue efforts to sell additional properties. In March 1994, PDI sold one of its office buildings and certain other assets to PacifiCorp for a gross sales price of $47.7 million and net cash proceeds of $30.3 million, after repayment of related non-recourse debt (see Note 21 to the Consolidated Financial Statements).

     At December 31, 1993, PDI had assets of $112.6 million, representing approximately 9.9% of the Company's consolidated assets.


     OTHER REAL ESTATE

     At December 31, 1993, the Company had other real estate holdings, primarily in Springfield, Illinois, totaling $71.0 million, or 6.3% of the Company's consolidated assets. Four of the Company's Springfield properties were subsequently sold in March 1994 (see Note 21 to the Consolidated Financial Statements).


     MANUFACTURING

     VERMONT CASTINGS, INC. ("VCI")

     Since the acquisition of VCI in May 1990 (as the result of a loan default), the Company has overseen the management of VCI with the objective of improving operating performance to a point where the Company could maximize the recovery of its investment. During the past three years, VCI's performance has improved and the Company is actively pursuing the sale of its interest in VCI.

     VCI is a major participant in the Fire on the Hearth industry (heating and decorative appliances, including freestanding stoves, fireplaces and fireplace inserts, fueled by either wood, natural or propane gas, pellets or coal). VCI's principal products currently consist of cast iron freestanding wood and gas burning stoves, fireplaces and inserts. These products are marketed under the Vermont Castings, DutchWest and Wonderfire brand names. In 1992, the Company successfully introduced three new gas fueled appliances that significantly advanced its presence in this growing segment of the industry. The Company's products are currently distributed through independent domestic and foreign dealers.

     The Fire on the Hearth industry is seasonal with the majority of revenues occurring during the last four months of the calendar year. VCI's raw material is primarily scrap iron and pig iron, which are readily available commodities.

     At December 31, 1993, this segment had total assets of $30.6 million, representing approximately 2.7% of the Company's consolidated assets.

     AGRICULTURE

     COLOR SPOT, INC. ("COLOR SPOT")

     Effective March 1, 1993, in response to a loan default by Color Spot, Inc., the Company acquired certain assets and assumed certain liabilities of Color Spot, Inc., a large West Coast wholesale nursery headquartered near Richmond, California, in exchange for forgiveness of a portion of the loan. The Company is operating this business under the name "Color Spot." The Company oversees the management of Color Spot with the objective of increasing value in a manner that would facilitate the disposition of its interest in Color Spot.

     Color Spot's primary business is the sale of bedding plants to large retail customers. Color Spot's six largest customers account for approximately 80% of its sales. Color Spot's business is seasonal, with the highest level of activity occurring during the spring and early summer. For further discussion, see Note 3 to the Company's Consolidated Financial Statements.

     At December 31, 1993, Color Spot had total assets of $19.9 million, representing approximately 1.8% of the Company's consolidated assets.


ITEM 2.  PROPERTIES

     FINANCIAL SERVICES - The principal executive offices of the Company are leased from the Company's real estate subsidiary, PDI. The Company's financial services operations also maintain other leased office premises, generally under noncancellable leases. For additional information concerning the Company's lease obligations, see Note 15 to the Company's Consolidated Financial Statements.

     REAL ESTATE - The Company's Affordable Housing group owns interests in 14 projects consisting of 2,895 rental units located throughout the United States. As of December 31, 1993, PDI owned several office buildings (approximate aggregate square footage of 1,019,000 and other developed and undeveloped property) in the Lloyd District of Portland, Oregon. PDI sold one of its office buildings (approximate square footage of 428,000) to PacifiCorp in March 1994. This building houses the principal executive offices of the Company.

     MANUFACTURING - VCI owns certain real property, primarily consisting of a cast iron foundry located on 76 acres in Randolph, Vermont, an enamelling and assembly plant located on 12 acres in Bethel, Vermont, and an assembly/administrative facility in Bristol, England. VCI leases certain real property consisting of an administrative and research facility located on 4.5 acres in Bethel, Vermont.

     AGRICULTURE - Color Spot owns and/or leases 456 acres of land, located at six sites in California. Color Spot owns 3,225,290 square feet of greenhouses at these locations. Color Spot also owns an office building in San Pablo, California that houses its administrative personnel.